

March 21, 2014

Via E-mail
Christopher J. Paucek, CEO
2U, Inc.
8201 Corporate Drive, Suite 900
Landover, MD 20785

> **Re: 2U, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 17, 2014**
> **File No. 333-194079**

Dear Mr. Paucek:

We have reviewed your amended registration statement and have the following comments.

Management

Audit Committee, page 106

1.   We note that Mr. Haley, who will be a member of your audit committee, is a managing director of Redpoint Ventures, affiliates of which currently own approximately 23% of the company's common stock and are expected to own approximately 18% following this offering. Please provide us your analysis as to whether Mr. Haley is independent for the purposes of Exchange Act Rule 10A-3(b).

Exhibit 1.1

2.   Please revise this exhibit to include the form of lock-up agreement.

Exhibit 5.1

3.   We note the statement in the opinion that the Selling Stockholder Shares are "duly paid." Please revise to indicate that the shares are "fully paid" or advise.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551- 3730 with any other questions.

              Sincerely,

              /s/ Barbara C. Jacobs

              Barbara C. Jacobs
              Assistant Director

cc: <u>Via E-mail</u>
        Brent B. Siler, Esq.
        Cooley LLP